RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated February 7, 2017
Pricing Supplement Dated February __, 2017 to the Product
Prospectus Supplement No. TP-1, Prospectus Supplement and
Prospectus, Each Dated January 8, 2016
$_________ Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company, Due February 22, 2019 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the common stock of The Dow Chemical Company (the “Reference Stock”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement. The Notes will not be listed on any securities exchange.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	February 17, 2017	Principal Amount:	$1,000 per Note
Issue Date:	February 23, 2017	Maturity Date:	February 22, 2019
Coupon Observation Dates:	Quarterly, as set forth below	Coupon Payment Dates:	Quarterly, as set forth below
Valuation Date:	February 19, 2019	Contingent Coupon Rate:	[7.30%-8.30%] per annum (to be determined on the Trade Date)

Initial Stock Price:	The closing price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	80.00% of the Initial Stock Price.

Contingent Coupon:
If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Coupon Observation Date, we will pay the Contingent Coupon applicable to that Coupon Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Reference Stock.

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.

Call Feature:
The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing price of the Reference Stock is greater than or equal to the Call Stock Price on any Call Observation Date.

Call Observation Dates:	Quarterly, starting on August 17, 2017, as set forth below.
Call Settlement Dates:	Quarterly, as set forth below.
CUSIP:	78013GCK9
Dividend Equivalent Payments:
Non-U.S. holders will not be subject to withholding on dividend equivalent payments under Section 871(m) of the U.S. Internal Revenue Code. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.75%	$
Proceeds to Royal Bank of Canada	98.25%	$
(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $982.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this terms supplement is $965.91 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date, which will not be less than $945.91 per $1,000 in principal amount.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $17.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-11 below.

RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:	This terms supplement relates to an offering of Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the common stock of The Dow Chemical Company (the “Reference Stock”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Trade Date:	February 17, 2017
Issue Date:	February 23, 2017
Term:	Approximately two (2) years
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•         If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Coupon Observation Date, we will pay the Contingent Coupon applicable to that Coupon Observation Date.
•         If the closing price of the Reference Stock is less than the Coupon Barrier on the applicable Coupon Observation Date, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	[7.30%-8.30%] per annum ([1.825% – 2.075%] per quarter), to be determined on the Trade Date.
Coupon Observation Dates:	Quarterly on May 17, 2017, August 17, 2017, November 17, 2017, February 20, 2018, May, 17, 2018, August 17, 2018, November 19, 2018 and the Valuation Date.
Coupon Payment Dates:
The Contingent Coupon, if applicable, will be paid quarterly on May 22, 2017, August 22, 2017, November 22, 2017, February 23, 2018, May 22, 2018, August 22, 2018, November 23, 2018 and the Maturity Date.

Record Dates:
The record date for each Coupon Payment Date will be the date one business day prior to that scheduled Coupon Payment Date; provided, however, that any Contingent Coupon payable at maturity or upon a call will be payable to the person to whom the payment at maturity or upon the call, as the case may be, will be payable.

Call Feature:	If, on any Call Observation Date, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Observation Dates:	Quarterly on August 17, 2017, November 17, 2017, February 20, 2018, May 17, 2018, August 17, 2018, November 19, 2018 and the Valuation Date.
Call Settlement Dates:	Quarterly on August 22, 2017, November 22, 2017, February 23, 2018, May 22, 2018, August 22, 2018, November 23, 2018 and the Maturity Date.
Valuation Date:	February 19, 2019
Maturity Date:	February 22, 2019

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
Initial Stock Price:	The closing price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	80.00% of the Initial Stock Price.
Payment at Maturity (if not previously called and held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
•         If the Final Stock Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.
•         If the Final Stock Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the Cash Delivery Amount.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.
The value of the cash or shares that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Stock from the Trade Date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Reference Stock below the Trigger Price.

Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Stock Price.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to the Reference Stock will result in the postponement of an Call Observation Date, Coupon Observation Date or the Valuation Date, as described in the product prospectus supplement.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid contingent income-bearing derivative contract linked to the Reference Stock for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your  Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 8, 2016, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
HYPOTHETICAL EXAMPLES
The table set out below is included for illustration purposes only. The table illustrates the Payment at Maturity of the Notes (including the final Contingent Coupon, if payable) for a hypothetical range of performance for the Reference Stock, assuming the following terms and that the Notes are not automatically called prior to maturity:
Hypothetical Initial Stock Price:	$100.00*
Hypothetical Call Stock Price:	$100.00, which is 100% of the Initial Stock Price
Hypothetical Trigger Price and Coupon Barrier:	$80.00, which is 80.00% of the hypothetical Initial Stock Price
Hypothetical Contingent Coupon Rate:	7.80% per annum (or 1.95% per quarter), which is the midpoint of the Contingent Coupon Rate range of [7.30%-8.30%] per annum (to be determined on the Trade Date).
Hypothetical Contingent Coupon Amount:	$19.50 per quarter
Coupon Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and does not represent the expected actual Initial Stock Price. The actual Initial Stock Price will be set forth on the cover page of the final pricing supplement relating to the Notes.

Final Stock Price	Percentage Change of the Reference Stock	Payment at Maturity (assuming that the Notes were not previously called)*	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200.00	100.00%	$1,019.50*	n/a	n/a
$190.00	90.00%	$1,019.50*	n/a	n/a
$180.00	80.00%	$1,019.50*	n/a	n/a
$170.00	70.00%	$1,019.50*	n/a	n/a
$150.00	50.00%	$1,019.50*	n/a	n/a
$140.00	40.00%	$1,019.50*	n/a	n/a
$130.00	30.00%	$1,019.50*	n/a	n/a
$120.00	20.00%	$1,019.50*	n/a	n/a
$110.00	10.00%	$1,019.50*	n/a	n/a
$100.00	0.00%	$1,019.50*	n/a	n/a
$90.00	-10.00%	$1,019.50*	n/a	n/a
$80.00	-20.00%	$1,019.50*	n/a	n/a
$75.00	-25.00%	Physical or Cash Delivery Amount	10	$750.00
$65.00	-35.00%	Physical or Cash Delivery Amount	10	$650.00
$60.00	-40.00%	Physical or Cash Delivery Amount	10	$600.00
$50.00	-50.00%	Physical or Cash Delivery Amount	10	$500.00
$40.00	-60.00%	Physical or Cash Delivery Amount	10	$500.00
$20.00	-80.00%	Physical or Cash Delivery Amount	10	$200.00
$30.00	-70.00%	Physical or Cash Delivery Amount	10	$300.00
$10.00	-90.00%	Physical or Cash Delivery Amount	10	$100.00
$0.00	-100.00%	Physical or Cash Delivery Amount	10	$0.00
*Including the final Contingent Coupon, if payable.

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated, assuming the Notes have not been called.
Example 1: The price of the Reference Stock increases by 25% from the Initial Stock Price of $100.00 to the Final Stock Price of $125.00. Because the Final Stock Price is greater than the Trigger Price of $80.00, the investor receives at maturity, in addition to the final Contingent Coupon of $19.50 otherwise due on the Notes, a cash payment of $1,000 per Note, despite the 25% appreciation in the price of the Reference Stock.
Example 2: The price of the Reference Stock decreases by 15% from the Initial Stock Price of $100.00 to the Final Stock Price of $85.00. Because the Final Stock Price is greater than the Trigger Price of $80.00, the investor receives at maturity, in addition to the final Contingent Coupon of $19.50 otherwise due on the Notes, a cash payment of $1,000 per Note, despite the 15% decline in the price of the Reference Stock.
Example 3: The price of the Reference Stock is $50.00 on the Valuation Date, which is less than the Trigger Price of $80.00. Because the Final Stock Price is less than the Trigger Price, the final Contingent Coupon will not be payable on the Maturity Date, and the investor receives 10 shares of the Reference Stock at maturity, or at our option, the Cash Delivery Amount, calculated as follows:
Physical Delivery Amount x Final Stock Price = 10 x $50 = $500.00
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on theoretical returns of the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes.

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors,” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the Trade Date and the Valuation Date.  If the Notes are not automatically called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the value of the shares or cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the Trade Date to the Valuation Date.  Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If on any Call Observation Date, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on the applicable Call Settlement Date. You will not receive any Contingent Coupons after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing price of the Reference Stock on a Coupon Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Coupon Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon for the final Coupon Observation Date on the Maturity Date, you will also incur a loss of principal, because the Final Stock Price will be less than the Trigger Price.

•
.The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Stock. In addition, the total return on the Notes will vary based on the number of Call Observation Dates and Coupon Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call.  Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Coupon Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as the first Call Observation Date, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Reference Stock even though your potential return is limited to the Contingent Coupon Rate.  As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities.  As a result the amount due on any relevant payment date is dependent upon Royal Bank’s ability to repay its obligations on the applicable payment dates.  This will be the case even if the price of the Reference Stock increases after the Trade Date. No assurance can be given as to what our financial condition will be during the term of the Notes.

•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stock. For instance, you will not receive or be entitled to receive

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
any dividend payments or other distributions on the Reference Stock during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.
•
There Is No Affiliation Between the Issuer of the Reference Stock and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Issuer of the Reference Stock —  We are not affiliated with The Dow Chemical Company. However, we and our affiliates may currently, or from time to time in the future engage, in business with The Dow Chemical Company. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock. The Dow Chemical Company is not involved in this offering and has no obligation of any sort with respect to your Notes. The Dow Chemical Company has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Stock, including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page of this terms supplement and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes by RBCCM and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page of this Terms Supplement and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set –The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Market Disruption Events and Adjustments – The payment at maturity, each Call Observation Date, each Coupon Observation Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
INFORMATION REGARDING THE REFERENCE STOCK ISSUER
The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
We obtained the information regarding the historical performance of the Reference Stock set forth below from Bloomberg Financial Markets.
The Dow Chemical Company (“DOW”)
The Dow Chemical Company is a diversified chemical company that provides chemical, plastic, and agricultural products and services to various consumer markets. The company serves customers in countries around the world in markets such as food, transportation, health and medicine, personal care, and construction.
Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000029915. The company’s common stock is listed on the New York Stock Exchange under the ticker symbol “DOW.”

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2012, 2013, 2014, 2015 and 2016, and for the period from January 1, 2017 to February 3, 2017.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2012	3/31/2012	36.00	29.32	34.66
4/1/2012	6/30/2012	36.07	29.33	31.45
7/1/2012	9/30/2012	32.48	28.46	28.94
10/1/2012	12/31/2012	32.95	27.46	32.28
1/1/2013	3/31/2013	34.82	30.63	31.83
4/1/2013	6/30/2013	36.00	29.82	32.18
7/1/2013	9/30/2013	41.07	32.06	38.41
10/1/2013	12/31/2013	44.99	38.05	44.39
1/1/2014	3/31/2014	50.96	41.82	48.60
4/1/2014	6/30/2014	53.35	46.58	51.44
7/1/2014	9/30/2014	54.96	50.34	52.45
10/1/2014	12/31/2014	53.79	41.46	45.58
1/1/2015	3/31/2015	50.22	41.95	47.99
4/1/2015	6/30/2015	53.77	47.22	51.15
7/1/2015	9/30/2015	53.20	35.11	42.44
10/1/2015	12/31/2015	57.10	42.16	51.48
1/1/2016	3/31/2016	52.23	40.26	50.88
4/1/2016	6/30/2016	53.98	47.76	49.71
7/1/2016	9/30/2016	54.58	47.52	51.82
10/1/2016	12/31/2016	59.33	51.60	57.23
1/1/2017	2/3/2017	61.71	56.54	60.20
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.
The graph below illustrates the performance of the Reference Stock from January 1, 2012 to February 3, 2017, assuming an Initial Stock Price of $60.20, which was the closing price of the Reference Stock on February 3, 2017. The red line represents a hypothetical Coupon Barrier and Trigger Price of $48.16, which is equal to 80.00% of the closing price on February 3, 2017, rounded to two decimal places. The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Stock on the Trade Date.

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Accordingly, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about February 23, 2017, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-11	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company Due February 22, 2019
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-12	RBC Capital Markets, LLC

EQUITY LINKED NOTE  I  RBC STRUCTURED NOTES GROUP Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of The Dow Chemical Company, Due February 22, 2019 Receive a Contingent Coupon Payment of [7.30%-8.30%] per annum (to be determined on the Trade Date), if the closing price of the Reference Stock is at or above the Coupon Barrier on any quarterly Coupon Observation Date. The notes will be automatically called on any Call Observation Date, beginning in August 2017, if the closing price of the Reference Stock is at or above the Initial Stock Price. Subject to one-for-one loss of the principal amount at maturity for any percentage decrease in the Reference Stock if the Final Stock Price is below the Trigger Price, and you will receive the shares of the Reference Stock or the cash value of those shares. Reference Stock: Common Stock of Bank of America Corporation Contingent Coupon: [7.30%-8.30%] per annum (to be determined on the Trade Date) Coupon Barrier and Trigger Price: 80.00% of the Initial Stock Price Call Observation Date and Coupon Observation Dates: Quarterly Coupon Payment Dates: 3 business days after each Coupon Observation Date The notes are subject to Royal Bank of Canada’s credit risk. The notes may not pay interest. The notes are subject to automatic call. The notes are not principal protected. Your return on the notes is limited to the Contingent Coupon. Your notes are likely to have limited liquidity. Each investor will agree to treat the notes as a pre-paid contingent income-bearing derivative contract for U.S. federal income tax purposes, as described in more detail in the product supplement. RBCCM will accept orders to purchase the notes until February 17, 2017. DETERMINING PAYMENT ON AN OBSERVATION DATE Is the closing price of the Reference Stock at or above Initial Stock Price? Yes You will receive the Contingent Coupon Payment.  In addition, beginning with the Call Observation Date occurring in August 2017, the notes will be automatically called, and you will receive your principal amount. No Is the closing price of the Reference Stock at or above the Coupon Barrier? Yes The notes will not be automatically called. However, you will receive the Contingent Coupon Payment for the applicable Coupon Observation Date. The notes will not be automatically called and you will not receive the Contingent Coupon Payment for the applicable Coupon Observation Date. DETERMINING PAYMENT AT MATURITY Is the Final Stock Price at or above the Trigger Price? Yes You will receive at maturity the principal amount plus the Contingent Coupon corresponding to the Valuation Date. No You will receive the Physical Delivery Amount consisting of shares of the Reference Stock (or at our election, the cash value of those shares), and you may lose all or a portion of your investment. CUSIP: 78013GCK9I             TRADE DATE: February 17, 2017            I             ISSUE DATE: February 23, 2017

P-13	RBC Capital Markets, LLC